United States
                       Securities and Exchange Commission

                             Washington, D.C. 20549

                                   FORM U-9C-3
                      QUARTERLY REPORT PURSUANT TO RULE 58
               For the Quarterly Period Ending September 30, 1998

                           Registered Holding Company:

                            National Fuel Gas Company
                           (A New Jersey Corporation)
                               10 Lafayette Square
                             Buffalo, New York 14203





                           Item 1 - Organization Chart

Name of Reporting Co.       Energy or Gas  Date of       State of      Percentage of           Nature of Business
                            Related        Organization  Organization  Voting Securities
                                                                       Held
National Fuel Gas Company   Holding        1902          New Jersey    Holds all voting        The Company is an integrated
                                                                       securities of National  natural gas operation engaged in
                                                                       Fuel Resources, Inc.    owning and holding securities
                                                                       and the reporting       issued by its subsidiaries.
                                                                       companies except as
                                                                       indicated below.

National Fuel Resources,    Holding        1991          New York      Holds all voting        Gas marketing.
Inc.                                                                   securities of Gateway
                                                                       Energy, Inc.

Seneca Independence         Gas            1996          Delaware      100%                    Holds a 33 1/3% general
Pipeline Company                                                                               partnership interest in
                                                                                               Independence Pipeline
                                                                                               Company, which was not
                                                                                               formed under Rule 58.

Niagara Independence        Holding        1997          Delaware      100%                    Holds the 25% general
Marketing Company                                                                              partnership interest in
                                                                                               DirectLink indicated below.

DirectLink Gas Marketing    Gas            1997          Delaware      33-1/3%                 Gas marketing
Company

Niagara Energy              Gas            1997          New York      100%                    Gas marketing.
Trading Inc.(now known as
Upstate Energy Inc.)

Gateway Energy, Inc.        Gas            1995          New York      100%                    Gas marketing.


      NARRATIVE DESCRIPTION:

      National Fuel Gas Company is not "reporting company" but is included in this Item 1 because it holds directly or indirectly voting securities issued by reporting companies as indicated above. During the quarter ended September 30, 1998, the reporting companies engaged in the following activities:

      Seneca Independence Pipeline Company ("SIP") retained its 33 1/3% general partnership interest in Independence Pipeline Company ("Independence"), pursuant to approval by the SEC under the PUHCA (see File 70-9117, HCAR No. 35-26840). SIP's transactions this quarter are described in its financial statements at Item 6.

      Niagara Independence Marketing Company ("NIM") retained its interest in DirectLink Gas Marketing Company ("DirectLink"). NIM's and DirectLink's transactions this quarter are described in their financial statements at
      Item 6.

      Upstate Energy Inc. engaged in gas marketing transactions this quarter.

      Gateway Energy, Inc.("Gateway") has appeared on previous reports, and was merged into its parent, National Fuel Resources, Inc. ("NFR") this quarter. Neither Gateway nor NFR will appear on future reports.




            Item 2 - Issuance of Securities and Capital Contributions

Company         Type of   Principal Amount  Issue or  Cost of  Person to      Collateral  Consideration
Issuing         Security  of Security       Renewal   Capital  Whom Security  Given With  Received for
Stock           Issued                                         Was Issued     Security    Each Security




Seneca          Note         $400,000       Issue     N/A      National       N/A         $400,000
Independence                                                   Fuel Gas
Pipeline                                                       Company
Company

DirectLink Gas  no transactions this quarter
Marketing
Company

Niagara         no transactions this quarter
Independence
Marketing
Company

Upstate         Note         $100,000       Renewal   N/A      National       N/A         $100,000
Energy                        400,000       Issue*             Fuel Gas                    400,000
Inc.                          200,000       Issue              Company                     200,000
                              100,000       Issue                                          100,000
                              100,000       Issue                                          100,000

*  Renewal of $200,000; new issue of $200,000.




                         Item 3 -Associate Transactions

 Part 1 - Transactions Performed by Reporting Company on Behalf of Associate Companies
Reporting Co.  Associate Co.  Types of  Direct   Indirect  Cost of  Total Amount Billed
Rendering      Receiving      Services  Costs    Costs     Capital
Services       Services       Rendered  Charged  Charged


NONE


 Part 2 - Transactions Performed by Associate Companies on Behalf of Reporting Company

Reporting Co.  Associate Co.  Types of      Direct       Indirect  Cost of  Total Amount Billed
Rendering      Receiving      Services      Costs        Costs     Capital
Services       Services       Rendered      Charged      Charged


National Fuel  Seneca         Managerial,   -0-          -0-       -0-      -0-
Gas Supply     Independence   financial,
Corporation    Pipeline       legal, and
               Company        other similar
                              services.

Seneca         Niagara        Managerial,   $23,195.75   -0-       -0-      $23,195.75
Resources      Energy         financial and
Corporation    Trading Inc.   other similar
               (now Upstate   services.
               Energy Inc.)

---------------------------

Upstate Energy Inc. also purchased regulated interstate natural gas transportation and storage services from its associate, National Fuel Gas Supply Corporation ("Supply"), pursuant to Supply's FERC gas tariff, but such services are "exempted transactions" pursuant to Rule 81 under the Public Utility Holding Company Act (17 CFR Sec. 250.81).


                    Item 4 - Summary of Aggregate Investment

Investment in Energy Related/Gas Related Companies:

NOTE: All the Reporting Companies are gas-related companies; none are energy-related companies.

Investments in Gas-Related Companies:

   Total Current Aggregate Investment:
          Pipeline activities                            $5,601,000
          Marketing activities                            1,101,000
                                                         ----------
                 Total Current Aggregate Investment:               $6,702,000***


*** Reflects principal loan balances at 9/30/98 plus money paid for common stock in previous quarters.



                           Item 5 - Other Investments

Major Line of Energy-  Other Investment in last  Other Investment in This  Reason For Difference
Related Business       U-9C-3 Report             U-9C-3 Report             in Other Investment


None


                    Item 6- Financial Statements and Exhibits

A.  Financial Statements:

             Balance Sheet for Seneca Independence Pipeline Company ("Seneca")       Confidential treatment requested pursuant
                                                                                             to Rule 104(b)
             Income Statement for Seneca                                             Confidential treatment requested pursuant
                                                                                             to Rule 104(b)
             Balance Sheet for Niagara Independence Marketing Company ("Niagara")    Confidential treatment requested pursuant
                                                                                             to Rule 104(b)
             Income Statement of Niagara                                             Confidential treatment requested pursuant
                                                                                             to Rule 104(b)
             Balance Sheet for DirectLink Gas Marketing Company ("DirectLink")       Confidential treatment requested pursuant
                                                                                             to Rule 104(b)
             Income Statement for DirectLink                                         Confidential treatment requested pursuant
                                                                                             to Rule 104(b)
             Balance Sheet for Upstate Energy Inc. ("Upstate")                       Confidential treatment requested pursuant
                                                                                             to Rule 104(b)
             Income Statement for Upstate                                            Confidential treatment requested pursuant
                                                                                             to Rule 104(b)


B.  Exhibits:  None


SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, National Fuel Gas Company has duly caused this report to be signed and authorized on its behalf by the undersigned. Please direct inquiries concerning this report to the undersigned at (716) 857-7702.

Dated:  December 10, 1998

                                       NATIONAL FUEL GAS COMPANY



                                       By /s/ James R. Peterson
                                         ---------------------------------
                                         James R. Peterson
                                         Assistant Secretary